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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2007

                               TRINITY BIOTECH PLC
                              (Name of Registrant)

                                IDA Business Park
                                Bray, Co. Wicklow
                                     Ireland

                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F  __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



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


                               TRINITY BIOTECH PLC

6-K Item
--------

Press Release dated December 7, 2007

FOR RELEASE, December 7th, 2007


                  Trinity Biotech Announces Group Restructuring

DUBLIN, Ireland December 7th, 2007 ...- Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced a restructuring of its business activities. The main elements of this restructuring are

o A reorganisation of the worldwide sales and marketing function;

o Streamlining the Haemostasis and Infectious Diseases product lines;

o Increased focus within Research and Development;

o Closure of the Swedish manufacturing facility; and

o A headcount reduction resulting in payroll savings of US$5 million.

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Management  will be hosting a conference call today at 4.00 p.m. GMT (11.00 a.m.
ET). Details of this call will follow in a separate press release and will be noted on our website, www.trinitybiotech.com
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Reorganisation of the Worldwide Sales and Marketing Function

In order to optimize its selling effort, Trinity Biotech has decided to reorganise its Sales and Marketing function into two divisions: the Clinical Laboratory Division and the Point-of-Care Division.

The new Clinical Laboratory Division will include the Company's Haemostasis, Infectious Diseases and Clinical Chemistry laboratory products. As a consequence, Trinity's salesforce in the USA will be amalgamated into one single sales team, as is currently the case in the Company's other direct sales forces in the United Kingdom, Germany and France. This will replace the current structure of separate Haemostasis, Infectious Diseases and Clinical Chemistry sales teams. This will enable Trinity to obtain better market coverage whilst driving greater selling efficiencies. Trinity Biotech is pleased to announce that Dr. Robert Passas has been appointed head of the Clinical Laboratory Division. Dr. Passas joined the Company in 2006 as Vice President of Marketing and International Sales. Prior to joining Trinity Biotech he was Regional Director with Abbot Diabetes Care and has a total of over 20 years of experience in the diagnostics industry.

The decision to establish a separate Point-of-Care (POC) Division is a recognition of the strong growth potential in this market segment. The Company's POC portfolio, consisting principally of its Unigold HIV test, has recently been strengthened by the launch of the Unigold Legionella Urinary Antigen and Tri-stat HbA1c POC products. David Oxley has been appointed head of the global Point-of-Care Division. David Oxley joined Trinity Biotech in 2006 from Orasure where he was Vice-President of Government Affairs.

Streamlining the Haemostasis and Infectious Diseases Product Lines

Trinity has carried out a review of its product offering within its two key product lines of Haemostasis and Infectious Diseases. The Company has decided to cull a total of 106 Haemostasis and 69 Infectious Diseases products.

The result of the product rationalization is that in the future we will sell 79 Haemostasis products, compared to 185 in the past with a negligible impact on revenues. The newly consolidated range of products will be launched under the new "Trini" brand during 2008.

Within its Infectious Diseases product line, the Company is focusing on eliminating low revenue products which have added complexity to the business but which have not contributed significantly to generating revenue. The impact of eliminating 69 of these products will have less than a 1% impact on the Company's revenues.

In conjunction with the culling of its Haemostasis and Infectious Diseases products, the Company is also rationalizing its range of instruments. This will have specific benefits in terms of reducing the amount of effort required to support multiple instrument platforms. These benefits arise in the areas of production, training, customer support, logistics, inventory holding, servicing and applications development. In Haemostasis, Trinity Biotech will concentrate on the in-house manufactured Destiny Plus and the outsourced Thrombolyzer XRC instruments. The portfolio will be further strengthened by the Destiny Max instrument, which will address the high throughput segment of the market, upon launch in the second half of 2008. In Infectious Diseases the focus will be on the Nexgen and DSX instruments which are sourced from third party suppliers.

The Company will write down inventory in respect of those Haemostasis and Infectious Diseases products and instruments which are being rationalized.

Increased Focus within Research and Development

To date Trinity Biotech has carried out a wide range of research and development (R&D) projects at its facilities in Ireland, Germany and the USA. Whilst development activity will continue at each of these sites, the Company has decided to focus on a smaller number of projects, with a particular focus on those which will make the greatest contribution to the strategic growth and development of the Company and with a view to ensuring that they are delivered on time and within budget. Consequently, the Company has decided to suspend development of a number of on-going projects, the two most significant being a HIV over-the-counter (OTC) product and the development of a HIV Western Blot confirmatory test.

    o The decision to suspend the HIV OTC project is based on an assessment of the expected market size for this product. The Company's market research has indicated that the market opportunity for this product is significantly less than was originally envisaged. As a result we feel that the market size does not justify the significant time and investment that would be required to enter the OTC market. In the event that the market size turns out to be larger than anticipated Trinity will be in a position to react quickly and enter such a market.

    o The Company's decision to suspend development of its HIV Western Blot confirmatory test is again due to changes in the market place. It is now felt that the use of Western Blot technology will be less of a feature in HIV testing alogorithms in the future.

The suspension of a number of on-going projects will allow the Company to focus on a small number of key projects in each division. Going forward the Company's focus will be on the Destiny Max, a new D-dimer product, the development of a new instrument as a successor to the PDQ HbA1c analyser and the redevelopment of the Company's suite of Lyme products.

The above decisions will result in the write-off of the development costs associated with those projects which are being suspended.

Closure of the Swedish Manufacturing Facility

Trinity Biotech has decided to close its manufacturing facility located in Umea, Sweden. This facility manufactures a portion of the Company's Haemostasis portfolio and was acquired with the Biopool product range in 2001. With the haemostasis expertise within the Company, these products now can be easily transferred to Trinity's Irish and US facilities at minimal incremental cost, thus resulting in an overall net saving of approximately US$0.5 million per annum. Production will continue in Umea until March 2008. The Company will have benefit from some of these savings in 2008 with the full year impact being seen in 2009.

Impairment of Goodwill

In accordance with the provisions of accounting standards, companies are required to carry out periodic impairment reviews of the asset valuations contained on their balance sheet. This applies in the case of both US GAAP and International Financial Reporting Standards. In determining whether a potential impairment of assets exists, companies are required to consider a range of internal and external factors. One such factor is the relationship between the company's market valuation and the book value of its net assets. At present Trinity Biotech is currently trading at a discount to the book value of its net assets. In such circumstances the Company feels it is prudent to recognize an impairment provision of approximately US$20.2 million against its intangible assets (primarily goodwill). By its nature this adjustment has no cash implications for the Company.

Headcount Reduction

The decision to cull Haemostasis and Infectious Diseases products will have minimal impact on revenues going forward. In terms of future sales the Company has decided to focus on those areas which have key growth potential.

The reduction in the number of products and the more focused Research and Development approach will have the effect of significantly reducing complexity in the business. Combined with the restructuring of Trinity's Sales and Marketing function this will enable the Company to reduce its headcount. This will result in an estimated annual saving of US$5 million and will contribute towards counteracting the impact of the weakening US Dollar and normal wage inflation.

Arising from the restructuring, there will be a once-off write-off of approximately US$39.5 million before tax in Quarter 4, 2007. With the exception of approximately US$2 million relating to redundancy costs and the closure of the Swedish manufacturing facility the write-off has no cash impact. The approximate split of the write-off is as follows:

     ----------------------------------------------------------- --------------
                                                                 US$ million
     ----------------------------------------------------------- --------------
      Inventory (instrumentation incl. spare parts)                   7.8
     ----------------------------------------------------------- --------------
      Inventory (non-instrument related)                              3.7
     ----------------------------------------------------------- --------------
     Research and Development project costs                          5.5
     ----------------------------------------------------------- --------------
     Closure costs - Sweden manufacturing facility                   0.6
     ----------------------------------------------------------- --------------
     Impairment of Goodwill                                         20.2
     ----------------------------------------------------------- --------------
     Redundancy costs                                                1.7
     ----------------------------------------------------------- --------------
     Total                                                          39.5
     ----------------------------------------------------------- --------------


Commenting on the restructuring, CEO Brendan Farrell, commented "The acquisitions and investments made in the past have provided Trinity Biotech with a strong foundation in both the clinical laboratory and point-of-care markets world wide. Today's announcement brings improved focus to this foundation that will drive long-term growth prospects in both product areas and deliver significant future value for our shareholders."

Trinity Biotech develops, acquires, manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits is used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own sales force and a network of international distributors and strategic partners. For further information please see the Company's website: www.trinitybiotech.com.

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Contact :         Trinity Biotech plc
                  Brendan Farrell -  CEO
                  (353)-1-2769800
                  E-mail: brendan.farrell@trinitybiotech.com

END OF RELEASE


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TRINITY BIOTECH PLC
                                            -------------------
                                                 (Registrant)


                                            By: /s/ Kevin Tansley
                                                -----------------
                                                Kevin Tansley
                                                Chief Financial Officer


Date:  December 17, 2007